The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74171

(918) 573-2000

July 9, 2018

VIA EDGAR

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Williams Companies, Inc.
Registration Statement on Form S-4 (File No. 333-225272)

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, and on behalf of The Williams Companies, Inc., a Delaware corporation (“Williams”), we respectfully request that the effective time of the above referenced Registration Statement on Form S-4 filed by Williams be accelerated to 9:00 a.m., Eastern time, on July 12, 2018, or as soon thereafter as practicable.

[Signature Page Follows]

Sincerely,

The Williams Companies, Inc.

By:	/s/ Joshua H. De Rienzis
Joshua H. De Rienzis
Corporate Secretary

cc:	T. Lane Wilson, Senior Vice President & General Counsel, The Williams Companies, Inc.
Steven K. Talley, Robyn E. Zolman & Jonathan Whalen, Gibson, Dunn & Crutcher LLP
Joshua Davidson & Travis Wofford, Baker Botts L.L.P.
Parhaum J. Hamidi, Securities and Exchange Commission

[Acceleration Request]